STAPLES, Inc.

and

STAPLES CANADA ACQUISITION ULC

and

PNI DIGITAL MEDIA INC.

ARRANGEMENT AGREEMENT

May 2, 2014

TABLE OF CONTENTS

SCHEDULES

Schedule A    PLAN OF ARRANGEMENT

Schedule B     ARRANGEMENT RESOLUTION

Schedule C      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule D     REPRESENTATIONS AND WARRANTIES OF PURCHASER PARENT AND THE PURCHASER

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 2, 2014,

B E T W E E N:

Staples, Inc., a corporation incorporated under the laws of Delaware ("Purchaser Parent")

- and -

Staples Canada Acquisition ULC, a corporation incorporated under the laws of British Columbia (the "Purchaser")

- and -

PNI Digital Media Inc., a corporation incorporated under the laws of British Columbia (the "Company").

WHEREAS Purchaser Parent and the Company desire to complete the Arrangement (as hereinafter defined) involving the Purchaser and the Company under the Business Corporations Act (British Columbia);

AND WHEREAS the board of directors of the Company has unanimously determined that the consideration to be received by the Company Shareholders (as hereinafter defined) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1     Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser Parent (or any affiliate of the Purchaser Parent or any Person acting in concert with the Purchaser Parent or any affiliate of the Purchaser Parent) after the date of this Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities) (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus and Registration Exemptions.

"Agreement" means this arrangement agreement.

"Arrangement" means an arrangement under Section 288 of the BCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

"associate" has the meaning specified in the Securities Act (British Columbia).

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"BCA" means the Business Corporations Act (British Columbia).

"Board" means the board of directors of the Company as constituted from time to time.

"Board Recommendation" has the meaning specified in Section 2.4(2).

"Breaching Party" has the meaning specified in Section 4.6(3).

"Business" means the business as conducted by the Company and its Subsidiaries.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia or New York, New York.

"Business IP" means the Owned IP and the Licensed IP.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Collective Agreements" means all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its Subsidiaries and all related documents, including letters or memorandums of understanding, letters of intent or other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its Subsidiaries.

"Common Shares" means the common shares in the capital of the Company.

"Company" means PNI Digital Media Inc.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Company to Purchaser Parent and the Purchaser with this Agreement.

"Company Employees" means the employees of the Company and its Subsidiaries.

"Company Filings" means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) since January 1, 2012.

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Company Optionholders" means the holders of Company Options.

"Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan.

"Company Shareholders" means the registered or beneficial holders of the Common Shares, as the context requires.

"Company Termination Fee" has the meaning specified in Section 8.2(2).

"Company Termination Fee Event" has the meaning specified in Section 8.2(2).

"Company Warrants" means compensation options of the Company, each exercisable into Common Shares at an exercise price of $1.15 per Common Share until December 20, 2015.

"Company Warrantholders" means the holders of Company Warrants.

"Confidentiality Agreement" means the mutual confidentiality agreement dated the date hereof between the Company and Purchaser Parent.

"Consideration" means $1.70 in cash per Common Share.

"Constating Documents" means articles of incorporation, amalgamation, or continuation, as applicable, and all amendments to such articles.

"Contract" means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means the Supreme Court of British Columbia.

"Data Room" means the material contained in the virtual data room established by the Company as at the time of signing of this Agreement.

"Depositary" means Computershare Investor Services Inc.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"Effective Date" has the meaning set forth in the Plan of Arrangement.

"Effective Time" has the meaning set forth in the Plan of Arrangement.

"Employee Plans" has the meaning specified in section 32(a) of Schedule C.

"Environmental Laws" means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Escrow Agent" has the meaning set forth in Section 6.2(5).

"Escrow Agreement" has the meaning set forth in Section 6.2(5).

"Exchanges" means the Toronto Stock Exchange and the OTC Bulletin Board.

"Fairness Opinion" means an opinion of Cantor Fitzgerald Canada Corporation to the effect that, as of the date of such opinion, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

"Final Order" means the final order of the Court under Section 291 of the BCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to each of the Parties, each acting reasonably) on appeal.

"GAAP" means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange (including the Exchanges).

"Intellectual Property" means domestic and foreign:   patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications;  proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing;  copyrights, copyright registrations and applications for copyright registration;  mask works, mask work registrations and applications for mask work registrations;  designs, design registrations, design registration applications and integrated circuit topographies;  trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing;  Software; and  any other intellectual property and industrial property.

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of each of the Parties, each acting reasonably.

"Law" or "Laws" means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

"Leased Properties" has the meaning specified in section 24(a) of Schedule C.

"Leases" means the leases of the Leased Properties described in section 24(a) of Schedule C.

"Licensed IP" means the Intellectual Property that is used in or is necessary and material to the business of the Company and its Subsidiaries as presently conducted or as proposed to be conducted, which is described in Schedule (26) of the Company Disclosure Letter, and that is owned by any Person other than the Company or its Subsidiaries.

"Lien" means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Matching Period" has the meaning specified in Section 5.4(1)(e).

"Material Adverse Effect" means any change, effect, event or development that, individually or in the aggregate with such other changes, effects, events or developments, has or could reasonably be expected to have, a material and adverse effect on the operations, results of operations, properties, assets, liabilities, obligations, business, or financial condition of the Company and its Subsidiaries, taken as a whole, except any change, effect, event or development resulting from or arising in connection with:

(a)     general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada, the United States or the United Kingdom;

(b)     any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada, the United States or the United Kingdom;

(c)     the announcement of this Agreement, including any actions of competitors, or any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of the Company with any Governmental Entity or any of its customers, employees, executives, financing sources, distributors or suppliers arising as a consequence of the same;

(d)     any change or proposed change in Law or GAAP or accounting rules or the interpretation thereof applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(e)     any action taken by the Company in accordance with this Agreement or with the prior written consent of Purchaser or Purchaser Parent;

(f)     any change affecting the industries or markets in which the Company or any of its Subsidiaries operate; and

(g)     any change in the trading price or any change in the trading volume of the Common Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (a) to (f) above) may be taken into account in determining whether a Material Adverse Effect has occurred).

provided, however, that with respect to clauses (a), (b), (d) and (f), such matters do not have a materially disproportionate effect on the Company and its Subsidiaries as a whole, relative to companies of similar size operating in the industries or markets in which the Company or any of its Subsidiaries operate, and provided further, however, that references in certain sections of this Agreement to dollars amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $1 million in the aggregate; (iii) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company; (iv) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term; (v) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership in which the interest of the Company and/or its Subsidiaries has a fair market value which exceeds $1 million; (vi) that creates an exclusive dealing arrangement or right of first offer or refusal; (vii) that is a Collective Agreement; (viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1 million; (ix) that limits or restricts (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xii) that is made out of the Ordinary Course; or (x) that is otherwise material to the Company and its Subsidiaries, taken as a whole; and includes each of the Contracts listed in Schedule 23 of the Company Disclosure Letter.

"material fact" has the meaning specified in the Securities Laws.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"officer" has the meaning specified in the Securities Laws.

"Ordinary Course" means, with respect to an action taken by the Company, that such action is consistent in nature, scope and magnitude with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

"Outside Date" means August 16, 2014 or such later date as may be agreed to in writing by the Parties.

"Owned IP" means all of the Intellectual Property that is used in or necessary for the conduct of the Business, but excluding Licensed IP.

"Parties" means, collectively, the Company, Purchaser Parent and the Purchaser and "Party" means any one of them.

"Permitted Liens" means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)     statutory Liens for Taxes not yet due or payable or which the Company or its Subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such Liens or Taxes, and, in each case, if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)     statutory Liens incurred or deposits made in the ordinary course of the business of the Company and its Subsidiaries in connection with workers' compensation, employment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(c)     security given by the Company or any of its Subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of the Company and its Subsidiaries;

(d)     undetermined or inchoate construction, mechanics or repair or storage Liens arising in the ordinary course of business of the Company and its Subsidiaries, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given to the Company or its Subsidiaries;

(e)     any reservations or exceptions contained in the original grants from a Governmental Entity;

(f)     easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not materially detract from the ability to use any Leased Properties and would not reasonably be expected to materially and adversely affect the ability of the Company and its Subsidiaries to carry on their business as it has been carried on in the past;

(g)     zoning by-laws, ordinances or other restrictions as to the use of real property, provided that they do not materially detract from the ability to use any Leased Properties and would not reasonably be expected to materially and adversely affect the ability of the Company and its Subsidiaries to carry on their business as it has been carried on in the past; and

(h)     such other defects or irregularities of title as do not materially and adversely detract from the value or interfere with the use of the properties or assets subject thereto or affected thereby.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1.

"Purchaser" means Staples Canada Acquisition ULC.

"Purchaser Parent" means Staples, Inc.

"Purchaser Termination Fee" has the meaning specified in Section 8.2(5).

"Purchaser Termination Fee Event" has the meaning specified in Section 8.2(5).

"Representative" has the meaning specified in Section 5.1(1).

"Required Approval" has the meaning specified in Section 2.2(b).

"SEC" means the United States Securities and Exchange Commission.

"Securities Authority" means the British Columbia Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States.

"Securities Laws" means the Securities Act (British Columbia) and the rules and regulations promulgated thereunder, and any other applicable provincial or state securities Laws in Canada or the United States.

"Software" means any and all (i) computer programs, including any and all software implementation of algorithms, models, and methodologies, whether in Source Code or object code, (ii) magnetic, digital, or other electronic databases and compilations, including any and all data and collections of data (iii) descriptions, flow charts, an do other work product used to design, plan, organize, and develop any of the foregoing, (iv) all documentation, including user manuals and training software relating to any of the foregoing, and (v) any intangible device, programming documentation, media and other similar objects, including compilers, workbenches, tools, and higher level or proprietary languages, used for the development, maintenance and implementation of any Software, to the extent such objects may be necessary for any subsequent maintenance or enhancement of the same, similar or related Software.

"Stock Option Plan" means the Company's 2012 stock option plan.

"Source Code" means computer software and code, in a form other than object code form, including related programmer comments and annotations, which may be printed out or displayed in human readable form.

"Subsidiary" has the meaning specified in Section 1.1 of National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement and includes those Subsidiaries of the Company which are identified as such in Schedule 8(A) of the Company Disclosure Letter.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm's length third party to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis that: (a) did not result from or involve a breach of Article 5; (b) is, in the opinion of the Board, acting in good faith after receiving the advice of its outside legal and financial advisors, reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as the case may be; (d) is not subject to any due diligence condition; (e) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser or Purchaser Parent pursuant to Section 5.4(2)); and (f) is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof.

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Tax Act" means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder.

"Taxes" means  any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions;  all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii);  any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and  any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Tax Returns" means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents filed or required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing.

"Terminating Party" has the meaning specified in Section 4.6(3).

"Termination Notice" has the meaning specified in Section 4.6(3).

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"United States Treasury Regulations" means the regulations promulgated under the Code.

"Voting Support Agreements" means the voting support agreements, entered into between Purchaser Parent on the one hand and each member of the Board, each officer of the Company and Invesco Canada Ltd. on the other hand on the date hereof.

Section 1.2     Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)     Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)     Currency. All references to dollars or to $ are references to Canadian dollars.

(3)     Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)     Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)     Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)      Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Kyle Hall, Cameron Lawrence, Chris Egan, Simon Cairns and Paul Thomas.

(7)     Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)     Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)     Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)     Time References. References to time are to local time, Vancouver, British Columbia.

(11)     Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action. To the extent any covenants or agreements relate, directly or indirectly, to the Purchaser, each such provision shall be construed as a covenant by the Purchaser Parent to cause (to the fullest extent to which it is legally capable) the Purchaser to perform the required action.

Section 1.3    Schedules.

(1)     The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)     The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2
THE ARRANGEMENT

Section 2.1     Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2     Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, and in any event in sufficient time to hold the Company Meeting in accordance with Section 2.3, the Company shall apply in a manner reasonably acceptable to Purchaser Parent and the Purchaser pursuant to Section 291 of the BCA and, in cooperation with Purchaser Parent and the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)     for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)     that the required level of approval (the "Required Approval") for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, together with, if required by MI 61-101, minority approval in accordance with MI 61-101;

(c)     that, in all other respects, the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)     for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(e)     for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)     that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)     for the fixing of the record date for the Company Meeting and that such record date will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws; and

(h)     for such other matters as Purchaser Parent and the Purchaser may reasonably require.

Section 2.3     The Company Meeting

The Company shall:

(a)     convene and conduct the Company Meeting in accordance with the Interim Order, the Company's Constating Documents and Law as soon as reasonably practicable and in any event on or before July 8, 2014, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Purchaser Parent and the Purchaser, except:

(A)     in the case of an adjournment, as required for quorum purposes;

(B)     as required or permitted under Section 5.4(5) or Section 4.6(3).

(b)     solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Securityholder that is inconsistent with the Arrangement Resolution, including, if so requested by Purchaser Parent and the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)     provide Purchaser Parent and the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Purchaser Parent and the Purchaser;

(d)     permit Purchaser Parent and the Purchaser to, on behalf of the management of the Company, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that Purchaser Parent and the Purchaser may make such solicitations;

(e)     consult with Purchaser Parent and the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser's representatives and legal counsel to attend the Company Meeting;

(f)     promptly advise the Purchaser, at such times as Purchaser Parent and the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)     promptly advise Purchaser Parent and the Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(h)     not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser Parent and the Purchaser;

(i)     not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(j)     at the request of the Purchaser or Purchaser Parent from time to time, provide Purchaser Parent and the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Company Options and Company Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish Purchaser Parent and the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as Purchaser Parent and the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4     The Company Circular

(1)     The Company shall promptly prepare and complete, in consultation with Purchaser Parent and the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)     The Company shall ensure that the Company Circular complies in material respects with Law, does not contain any Misrepresentation and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement Resolution is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation"), and (iii) a statement that each director and executive officer of the Company has entered into a Voting Support Agreement and intends to vote all of such individual's Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholders that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement.

(3)     The Company shall give Purchaser Parent and the Purchaser and their legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by Purchaser Parent and the Purchaser and their counsel, and agrees that all information relating solely to Purchaser Parent and the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser or Purchaser Parent, acting reasonably.

(4)     Purchaser Parent and the Purchaser shall provide all necessary information concerning Purchaser Parent and the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)     The Purchaser hereby indemnifies and saves harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any Subsidiary or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Company Circular that was provided by the Purchaser or the Purchaser Parent pursuant to Section 2.4(4), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(6)     Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5     Final Order

The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCA, as soon as reasonably practicable, but in any event not later than two (2) Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

Section 2.6     Court Proceedings

Subject to the terms and conditions hereof, the Purchaser and Purchaser Parent shall cooperate with, diligently assist in pursuing and consent to the Company seeking the Interim Order and Final Order, including by using commercially reasonable efforts to provide to the Company on a timely basis, any information required to be supplied by the Purchaser or the Purchaser Parent. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)      diligently pursue the Interim Order and the Final Order;

(b)      provide legal counsel to Purchaser Parent and the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)     provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)     ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)     not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser or Purchaser Parent's prior written consent provided Purchaser Parent and the Purchaser are not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser or Purchaser Parent's rights, set forth in any such filed or served materials or under this Agreement;

(f)     oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser Parent and the Purchaser; and

(g)     not object to legal counsel to the Purchaser or Purchaser Parent making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7     Options and Other Securities

(1)     The Company shall deliver, and the Purchaser shall be entitled to review prior to delivery, a written notice and election form to all holders of Company Options prior to the Effective Date advising such holders that the holders of Company Options may, notwithstanding any vesting or exercise provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Stock Option Plan), elect to:

(a)     surrender Company Options to the Company for cancellation pursuant to Section 2.3(b) of the Plan of Arrangement in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Option, less applicable withholdings; or

(b)     exercise Company Options in order to participate in the Arrangement as holders of the Company Shares, with such exercise being conditional on the closing of the Arrangement, and provided the holder tenders the exercise price and applicable withholding tax (as determined by the Company) to the Company.

(2)     The Parties acknowledge that on the Effective Date, all Company Options will be (i) surrendered by the holder thereof to the Company and cancelled in exchange as contemplated in Section 2.7(1)(a), or (ii) exercised as contemplated in Section 2.7(1)(b).

(3)     The Parties acknowledge that:

(a)     no deduction will be claimed by the Company or any Person not dealing at arm's length with the Company for the purposes of the Tax Act in computing their taxable income under the Tax Act in respect of the issuance of the payment of Consideration arising under the surrender or exercise of Company Options referred to in Section 2.7(1); and

(b)    the Company shall (and the Purchaser and Purchaser Parent shall, following the Effective Date, ensure that the Company shall):

(i)     make an election pursuant to subsection 110(1.1) of the Tax Act, within the time prescribed by the Tax Act, in respect of the Company Options; and

(ii)     provide evidence in writing of such election to holders of Company Options on a timely basis, it being understood that holders of Company Options shall be entitled to claim any deductions available to such holders pursuant to the Tax Act in respect of the calculation of any benefit arising from the issuance of Company Shares or payment of Consideration arising under the surrender or exercise of Company Options referred to in Section 2.7(1).

Section 2.8     Effective Date

(1)     The Company will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, the Company shall take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement and implement the Plan of Arrangement; provided that the Company has received written confirmation, in a form satisfactory to the Company, acting reasonably, of irrevocable payment of the aggregate Consideration as provided in the Plan of Arrangement in accordance with Section 2.9. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

(2)     The closing of the Arrangement will take place at the offices of McMillan LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

Section 2.9     Payment of Consideration

The Purchaser shall promptly, following receipt of the Final Order and in any event at least one Business Day prior than the Effective Date, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably) to satisfy the aggregate Consideration as provided in the Plan of Arrangement, including, for greater certainty, the amounts payable by the Company pursuant to Section 2.3(b) of the Plan of Arrangement.

Section 2.10     Tax Withholdings and Other Source Deductions

Each of the Company, the Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the Code, or any provision of any other applicable Law or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of the Company

(1)     Except as set forth in the correspondingly numbered schedule of the Company Disclosure Letter, the Company represents and warrants to Purchaser Parent and the Purchaser as set forth in Schedule C and acknowledges and agrees that Purchaser Parent and the Purchaser are relying upon such representations and warranties in connection with the entering into of this Agreement:

(2)     The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2     Representations and Warranties of Purchaser Parent and the Purchaser

(1)     Purchaser Parent and the Purchaser jointly and severally represent and warrant to the Company as set forth in Schedule D and acknowledge and agree that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)     The representations and warranties of Purchaser Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

Section 4.1     Conduct of Business of the Company.

(1)     Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall conduct business in the Ordinary Course.

(2)     Without limiting the generality of Section 4.1(1), and without derogating from the obligations of the Company in Section 6.2, the Company shall preserve intact the current business organization of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Company and, except with the prior written consent of the Purchaser or Purchaser Parent, or as expressly set out in the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)     amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)     split, combine or reclassify any shares of its capital stock or amend any term of any outstanding debt security;

(c)     redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Common Shares or other securities;

(d)     issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Common Shares, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options and Company Warrants in accordance with the terms of the Company Options and Company Warrants, respectively;

(e)     acquire (by merger, consolidation, acquisition of stock or otherwise), directly or indirectly, in one transaction or in a series of related transactions, securities, properties, interests or businesses;

(f)     acquire, directly or indirectly, any assets in one transaction or in a series of related transactions being in excess of $500,000;

(g)     sell, lease, transfer or otherwise dispose of any of its assets except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $500,000, or (ii)  inventory sold in the Ordinary Course;

(h)     make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $500,000, or as otherwise disclosed in Schedule 4.1(2)(H) of the Company Disclosure Letter;

(i)     prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction basis or in aggregate, in excess of $500,000;

(j)     other than in the Ordinary Course, create or incur any Lien on (i) any assets of the Company or any of its Subsidiaries having a value in excess of $500,000, or (B) any Business IP of the Company or any of its Subsidiaries;

(k)     make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(l)     enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(m)     make any bonus or profit sharing distribution or similar payment of any kind;

(n)     make any change in the Company's methods of accounting, except as required by concurrent changes in GAAP;

(o)     grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees;

(p)     Except as disclosed in Schedule 4.1(2)(P) of the Company Disclosure Letter, (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by the Company or a Subsidiary on the date of this Agreement); (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(q)     cancel, waive, release, assign, settle or compromise any material claims or rights;

(r)     compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company;

(s)     make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any Tax Returns, file claims for Tax refunds other than in the Ordinary Course and consistent with past practice, enter any closing agreement, settle any action in respect of any Tax or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(t)     amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(u)     enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body other than in the Ordinary Course and upon reasonable consultation with Purchaser Parent and the Purchaser;

(v)     except as contemplated in Section 4.7 amend, modify or terminate any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement; or

(w)     authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing; or

(x)     grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries.

(3)    The Company may, with the prior written consent of the Purchaser, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof).

Section 4.2     Regarding the Arrangement.

(1)     The Company shall take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)     using its reasonable best efforts to obtain the Required Approval, including submitting the Arrangement Resolution for approval by the Company Shareholders at the Company Meeting;

(b)     using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser Parent and the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser Parent and the Purchaser;

(c)     using its reasonable best efforts to, on prior written approval of the Purchaser or Purchaser Parent, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)     carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(e)     not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)     The Company shall promptly notify Purchaser Parent and the Purchaser of:

(a)     any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)     any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)     (i) any written notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any Material Contract to which the Company or any of its Subsidiaries is a party or (B) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (ii) any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Arrangement;

(d)     any notice or other communication from any third party supplier, marketing partner, licensor of Intellectual Property or Software, customer, distributor or reseller to the effect that such supplier, marketing partner, licensor of Intellectual Property or Software, customer, distributor or reseller is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(e)     any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to Purchaser Parent and the Purchaser); or

(f)     any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company.

Section 4.3     Performance of Purchaser

Purchaser Parent shall cause the Purchaser to perform all of its obligations under this Agreement and hereby guarantees, covenants and agrees to be jointly and severally liable with the Purchaser for the due and punctual performance of the obligations of the Purchaser arising under this Agreement and the Plan of Arrangement.

Section 4.4     Access to Information; Confidentiality

(1)     The Company shall give Purchaser Parent and the Purchaser and their Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries' (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and Leases, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company as the Purchaser or the Purchaser Parent from time to time reasonably requests, provided that the provision of information pursuant to clauses (a) and (b) does not violate any Law, including any antitrust Law or order issued by a Governmental Entity.

(2)     Investigations made by or on behalf of the Purchaser or Purchaser Parent, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)     Purchaser Parent and the Purchaser acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.4(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

Section 4.5     Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement (except at the Company Meeting in an agreed upon form) without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of Purchaser Parent and the Purchaser (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. The Parties agree that, promptly after the entering into of this Agreement, they shall issue a joint press release announcing the entering into of this Agreement, which press release shall be satisfactory in form and substance to all of the Parties, acting reasonably, and the Company shall immediately file this Agreement on SEDAR and EDGAR.

Section 4.6     Notice and Cure Provisions

(1)     Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)     cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time; or

(b)     result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)     Notification provided under this Section 4.6 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)     Purchaser Parent and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is five (5) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is five (5) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.7     Insurance and Indemnification

(1)     Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall , or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(2)     Purchaser Parent and the Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in the Data Room, and acknowledges that such rights, to the extent that they are disclosed in the Data Room, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

Section 4.8     No Amendments to Voting Support Agreements

(1)     The Purchaser and the Purchaser Parent hereby covenant not to amend the Voting Support Agreements without the prior written consent of the Company.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1     Non-Solicitation

(1)     Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively "Representatives"), or otherwise, and shall not permit any such Person to:

(a)     make, solicit, assist, initiate, encourage, promote or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any oral or written form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

(b)     enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser Parent and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)     make a Change in Recommendation;

(d)     accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than two (2) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such two (2) Business Day period); or

(e)     enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)     The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser Parent or its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)     discontinue access to and disclosure of all information, including any data room, any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)     request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than Purchaser Parent and the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary.

(3)     The Company covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof, and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives have released or will, without the prior written consent of Purchaser Parent and the Purchaser (which may be withheld or delayed in the Purchaser or Purchaser Parent's sole and absolute discretion), release any Person from, or terminate, waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged and agreed that the automatic termination or release of any standstill provisions of any such agreement as the result of the entering into or the announcement of this Agreement pursuant to the terms of any such agreement will not be a breach of this Section 5.1(3)).

Section 5.2     Notification of Acquisition Proposals

(1)     If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall immediately notify Purchaser Parent and the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)     such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)     the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3     Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if at any time following the date of this Agreement and prior to the approval by the Company Shareholders of the Arrangement Resolution the Board receives a bona fide written Acquisition Proposal that was not solicited after entering into this Agreement in breach of Section 5.1 (and provided that: (i) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction; (ii) the Company has been and continues to be in compliance with its obligations under this Article 5; and (iii) the Company notifies the Purchaser Parent and the Purchaser in accordance with Section 5.2), then the Board may (directly or through its advisors or Representatives):

(a)     contact the person making such Acquisition Proposal and its Representatives to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal;

(b)     if, in the opinion of the Board, acting in good faith and after receiving advice from its outside financial advisor and outside legal counsel, the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal:

(i)     furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives; and/or

(ii)     consider such Acquisition Proposal and/or, participate and/or engage in discussions with the Person making such Acquisition Proposal and its Representatives;

provided that (x) the Company will not, and will not allow its Representatives to, disclose any non-public information with respect to the Company to such Person without entering into a confidentiality and standstill agreement with such Person, having terms not more favourable to such Person than the equivalent terms of the Confidentiality Agreement, and a correct and complete copy of such agreement will be provided to

Purchaser Parent and the Purchaser before any such information is provided; and (y) Purchaser Parent and Purchaser are promptly provided with a list and copies of all information provided to the Person making such Acquisition Proposal not previously provided to Purchaser Parent and Purchaser.

Section 5.4     Right to Match

(1)      If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Board may, subject to compliance with Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)     the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction with the Company;

(b)     the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)     the Company has delivered to Purchaser Parent and the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

(d)     the Company has provided Purchaser Parent and the Purchaser a copy of the definitive agreement for the Superior Proposal;

(e)     at least five (5) Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which Purchaser Parent and the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)     during any Matching Period, Purchaser Parent and the Purchaser have had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)     if Purchaser Parent and the Purchaser have offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board has determined in good faith, after consultation with the Company's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Purchaser Parent and the Purchaser under Section 5.4(2); and

(h)     prior to entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 8.2.

(2)     During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by Purchaser Parent and the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with Purchaser Parent and the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser Parent and the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise Purchaser Parent and the Purchaser, and the Parties shall amend this Agreement to reflect such offer made by Purchaser Parent and the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)     Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and Purchaser Parent and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which Purchaser Parent and the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)     The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide Purchaser Parent and the Purchaser and their outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Purchaser Parent and the Purchaser and their counsel.

(5)     If the Company provides a Superior Proposal Notice to Purchaser Parent and the Purchaser after a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by Purchaser Parent and the Purchaser acting reasonably, to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting provided that in no event shall such adjourned or postponed meeting be held less than four (4) business days prior to the Outside Date.

Section 5.5     Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6
CONDITIONS

Section 6.1     Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)     Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)     Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or Purchaser Parent and the Purchaser, each acting reasonably, on appeal or otherwise.

(3)     Illegality. No Governmental Entity shall have after the date of this Agreement enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement.

(4)     No Termination. This Agreement shall not have been terminated in accordance with its terms.

Section 6.2     Additional Conditions Precedent to the Obligations of Purchaser Parent and the Purchaser

Neither the Purchaser nor the Purchaser Parent is required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser Parent and the Purchaser and may only be waived, in whole or in part, by Purchaser Parent and the Purchaser in their sole discretion:

(1)     Representations and Warranties. (a) The representations and warranties of the Company contained in paragraphs (1) through (25) and in paragraphs (28) through (42) of Schedule C (in each case read for purposes of this Section 6.2(1) without giving effect to any material "Material Adverse Effect" or other materiality qualifications contained therein, except that the definition of Material Contracts and the use of such defined term herein shall be read without excluding such qualifications for purposes of this Section 6.2(1)), were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except (i) where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect; and (b) the representations and warranties of the Company contained in paragraphs (26) and (27) of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, and the Company has delivered a certificate confirming all of the foregoing to Purchaser Parent and the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to Purchaser Parent and the Purchaser and dated the Effective Date.

(2)     Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Purchaser Parent and the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to Purchaser Parent and the Purchaser and dated the Effective Date.

(3)     No Legal Action. There is no action, act, suit, demand or proceeding pending or threatened by any Person (other than Purchaser Parent and the Purchaser) in any jurisdiction to:

(a)     cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)     prohibit or restrict the ownership or operation by Purchaser Parent and the Purchaser of the business or assets of the Purchaser, the Purchaser Parent, the Company or any of its Subsidiaries, or compel the Purchaser or Purchaser Parent to dispose of or hold separate any material portion of the business or assets of the Purchaser or Purchaser Parent, the Company or any of its Subsidiaries as a result of the Arrangement; or

(c)     prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

(4)     Dissent Rights. Dissent Rights have not been exercised with respect to more than 10% of the issued and outstanding Common Shares.

(5)     Source Code Escrow. The Parties shall have entered into an escrow agreement (the "Escrow Agreement") with a third party escrow agent (the "Escrow Agent") on or before the date that is two (2) Business Days before the Effective Date on terms mutually agreeable to the Parties, each acting reasonably, pursuant to which the Company shall have deposited with the Escrow Agent, in accordance with the terms and procedures of the Escrow Agreement, (A) the Source Code for the Company's owned Software, (B) all documentation and explanatory materials necessary to allow the Purchaser and Purchaser Parent, with the assistance of a competent computer programmer team possessing ordinary and relevant skills and experience, to operate, further develop, and maintain the Company's owned Software, and (C) the names for each programmer involved in the creation of the Company's owned Software that is currently employed by the Company or a Subsidiary.

Section 6.3     Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)     Representations and Warranties. The representations and warranties of Purchaser Parent and the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Purchaser Parent and the Purchaser have delivered a certificate confirming same to the Company, executed by two (2) senior officers of each of Purchaser Parent and the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)    Performance of Covenants. Purchaser Parent and the Purchaser have fulfilled or complied in all material respects with each of the covenants of Purchaser Parent and the Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and have delivered a certificate confirming same to the Company, executed by two (2) senior officers of each of Purchaser Parent and the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

Section 6.4     Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
TERM AND TERMINATION

Section 7.1     Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2     Termination

(1)     This Agreement may be terminated prior to the Effective Time by:

(a)     the mutual written agreement of the Parties; or

(b)     either the Company on the one hand or Purchaser Parent or the Purchaser on the other hand if:

(i)     the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)     after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or Purchaser Parent and the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iii)     the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)     the Company if:

(i)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser Parent and the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.6(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied; or

(ii)     prior to the approval by the Company Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by, and in accordance with, Section 5.3(b)) with respect to a Superior Proposal, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.2.

(d)     the Purchaser or Purchaser Parent if:

(i)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that Purchaser Parent and the Purchaser are not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)     the Board or any committee of the Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within three (3) Business Days after having been requested in writing by Purchaser Parent and the Purchaser to do so, the Board Recommendation, or (B) takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than two (2) Business Days after first learning of an Acquisition Proposal, or (C) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Board or a committee of the Board does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Company Shareholders or the Board fails to publicly reaffirm (without qualification), within three (3) Business Days after having been requested in writing by Purchaser Parent and the Purchaser to do so, the Board Recommendation (a "Change in Recommendation"), or the Company breaches Section 5.1(1) in any respect or, the Board or any committee of the Board resolves or proposes to take any of the foregoing actions;

(iii)     any event occurs as a result of which the condition set forth in Section 6.2(4) is not capable of being satisfied by the Outside Date; or

(iv)     there has occurred a Material Adverse Effect.

Section 7.3     Effect of Termination/Survival

(1)     If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that (a) in the event that the Arrangement is completed, Section 4.7 shall survive for a period of six (6) years following the Effective Date, and (b) in the event of termination under Section 7.2, this Section 7.3, and Section 8.2 through to and including Section 8.15 shall survive, and provided further that no Party shall be relieved of any liability for any fraud or wilful breach by it of this Agreement.

(2)     As used in this Section 7.3, "wilful breach" means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1     Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)     change the time for performance of any of the obligations or acts of the Parties;

(b)     modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)     modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)     modify any mutual conditions contained in this Agreement

Section 8.2     Termination Fees

(1)     Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Company Termination Fee Event occurs, the Company shall pay the Purchaser the Company Termination Fee in accordance with Section 8.2(3).

(2)     For the purposes of this Agreement, "Company Termination Fee" means $2 million and "Company Termination Fee Event" means the termination of this Agreement:

(a)     by the Purchaser or Purchaser Parent, pursuant to Section 7.2(1)(d)(ii);

(b)     by the Company, pursuant to Section 7.2(1)(c)(ii); or

(c)     by the Company or the Purchaser or Purchaser Parent pursuant to Section 7.2(1)(b)(i) or Section 7.2(1)(b)(iii), or by the Purchaser or Purchaser Parent pursuant to Section 7.2(1)(d)(i) if;

(i)     prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than the Purchaser Parent or any of its affiliates or any Person (other than the Purchaser Parent or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)     within 365 days following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal.

(3)     The Company Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)     a termination of this Agreement described in Section 8.2(2)(a), within two (2) Business Days of the occurrence of such Company Termination Fee Event;

(b)     a termination of this Agreement described in Section 8.2(2)(b), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)    a termination of this Agreement described in Section 8.2(2)(c), on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the contract referred to in Section 8.2(2)(c).

(4)     Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Purchaser Termination Fee Event occurs, the Purchaser Parent shall pay the Company the Purchaser Termination Fee in accordance with Section 8.2(6).

(5)     For the purposes of this Agreement, "Purchaser Termination Fee" means $2.361 million and "Purchaser Termination Fee Event" means the termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(i).

(6)     The Purchaser Termination Fee shall be paid by Purchaser Parent by wire transfer of immediately available funds upon the occurrence of the Purchaser Termination Fee Event.

(7)     The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Parties will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(8)     The Parties agree that the payment of the Company Termination Fee and Parent Termination Fee pursuant to this Section 8.2 is in addition to any damages or other payment or remedy to which the Parties may be entitled under Section 8.6.

Section 8.3     Expenses

All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.4     Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)     to the Company at:

PNI Digital Media Inc.
Suite 590 - 425 Carrall Street
Vancouver, BC V6B 6E3

Attention:       Cameron Lawrence
Telephone:    (604) 893-8955
Facsimile:      (604) 893-8966

with a copy to:

McMillan LLP
Royal Centre, 1055 West Georgia Street
Suite 1500, PO Box 11117
Vancouver, BC V6E 4N7

Attention:      Cory Kent
Telephone:   (604) 691-7446
Facsimile:     (604) 685-7084

(b)     to Purchaser Parent and the Purchaser at:

Staples, Inc.
500 Staples Drive
Framingham, MA 01702

Attention:     David Virnelli
Telephone:   (508) 253-7150
Facsimile:    (508) 305-8096

with a copy to:

Staples, Inc.
500 Staples Drive
Framingham, MA 01702

Attention:     Jason Ellis
Telephone:    (508) 253-4013
Facsimile:     (508) 305-8096

and with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:      Donald Belovich
Telephone:    (416) 869-5606
Facsimile:      (416) 947-0866

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5     Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6     Injunctive Relief.

Subject to Section 7.3, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching party will be entitled to seek equitable relief, including injunctive relief and specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

Section 8.7     Third Party Beneficiaries.

(1)     Except as provided in Section 2.4(5) and Section 4.7 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the "Indemnified Persons"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)     Despite the foregoing, Purchaser Parent and the Purchaser acknowledge to each of the Indemnified Persons their direct rights against it under Section 2.4(5) and Section 4.7, respectively, of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.8     Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9     Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10     Successors and Assigns.

(1)     This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser, Purchaser Parent and their respective successors and permitted assigns.

(2)     Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11     Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12      Governing Law.

(1)     This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)     Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Supreme Court of the Province of British Columbia situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13     Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14     No Liability.

No director or officer of the Purchaser or Purchaser Parent shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser Parent and the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or Purchaser Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15     Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.
PNI DIGITAL MEDIA INC.
By:	"Cameron Lawrence"
Authorized Signing Officer

Staples, Inc.
By:	"Christine T. Komola"
Authorized Signing Officer

Staples Canada Acquisition ULC
By:	"Christine T. Komola"
Authorized Signing Officer

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1     Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 288 of the BCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 Schedule A5.1 of this Plan of Arrangement.

"Arrangement Agreement" means the arrangement agreement made as of May 1, 2014 among the Purchaser, Purchaser Parent and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement presented to the Company Shareholders at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"BCA" means the Business Corporations Act (British Columbia).

"Business Day" means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia or New York, New York.

"Common Shares" means the Common Shares in the capital of the Company.

"Company" means PNI Digital Media Inc.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan.

"Company Optionholders" means holders of Company Options.

"Company Securityholders" means, collectively, the Company Shareholders, the Company Optionholders and the Company Warrantholders.

"Company Shareholders" means the registered or beneficial holders of the Common Shares, as the context requires.

"Company Warrants" means compensation options of the Company, each exercisable into Common Shares at an exercise price of $1.15 per Common Share until December 20, 2015.

"Company Warrantholders" means holders of Company Warrants.

"Consideration" means $1.70 in cash per Common Share.

"Court" means the Supreme Court of British Columbia.

"Depositary" means Computershare Investor Services Inc.

"Dissent Rights" has the meaning specified in Schedule 3.1of this Plan of Arrangement.

"Dissenting Holder" means a holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder.

"Effective Date" subject to Section 2.8(1) of the Arrangement Agreement, means the date which is two (2) Business Days after all of the conditions precedent to completion of the Arrangement have been satisfied or waived in accordance with Article 6 of the Arrangement Agreement or such other date as the Parties may agree, which, if applicable, shall be the date on which the applicable filings under the BCA are filed with the Registrar of Companies.

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Exchanges" means the Toronto Stock Exchange and the OTC Bulletin Board.

"Final Order" means the final order of the Court under Section 291 of the BCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange (including the Exchanges).

"holder" means a holder of Common Shares whose name appears in the register of holders of Common Shares maintained by or on behalf of the Company and, where applicable, includes joint holders of such Common Shares.

"Interim Order" means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

"Law" means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

"Lien" means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Letter of Transmittal" means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

"Parties" mean collectively, the Purchaser, Purchaser Parent and the Company.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 288 of the BCA, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 5.1Schedule A5.1 of this plan of arrangement.

"Purchaser" means Staples Canada Acquisition ULC.

"Purchaser Parent" means Staples, Inc.

"Stock Option Plan" means the Company's 2012 stock option plan.

"Tax Act" means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder.

1.2    Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)     Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)     Currency. All references to dollars or to $ are references to Canadian dollars.

(3)     Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)    Certain Phrases, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)     Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)     Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)     Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2
THE ARRANGEMENT

2.1     Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2     Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding on the Purchaser, Purchaser Parent, the Company, all holders and beneficial owners of Common Shares, Company Options and Company Warrants, including Dissenting Holders, the registrant and transfer agency of the Company and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3     Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)     each Company Option which was conditionally exercised pursuant to Section 2.7(1)(b) of the Arrangement Agreement shall be deemed to have been exercised for a Common Share pursuant to the terms of such Company Option, the Stock Option Plan and the conditional exercise procedures implemented in connection with Section 2.7(1)(b) of the Arrangement Agreement, less applicable withholdings;

(b)     each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested and, for greater certainty, not including those Company Options referenced in Section 2.3(a) above), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a Company Optionholder, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Option, less applicable withholdings, and such Company Option shall immediately be cancelled;

(c)     each holder of Company Options shall cease to be a holder of such Company Options, such holder's name shall be removed from each applicable register and the Stock Option Plan, and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) at the time and in the manner specified in Article 4;

(d)     each Company Warrant outstanding immediately prior to the Effective Time, notwithstanding the terms of the Company Warrant, shall, without any further action by or on behalf of a holder thereof, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price of such Company Warrant, less applicable withholdings, and such Company Warrant shall immediately be cancelled;

(e)     each holder of Company Warrants shall cease to be a holder of such Company Warrants, such holder's name shall be removed from each applicable register, and all agreements relating to the Company Warrants shall be terminated and shall be of no further force and effect, and such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(d) at the time and in the manner specified in Article 4;

(f)     each Common Share (including, for greater certainty, a Common Share issuable on the exercise of a Company Option under Section 2.3(a)) outstanding at the Effective Time, other than a Common Share held by a Dissenting Holder who has validly exercised his, her or its Dissent Right, shall be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration for each Common Share held;

(g)     each Common Share in respect of which a holder of Common Shares has validly exercised his, her or its Dissent Right shall be directly assigned and transferred by such Dissenting Holder to the Purchaser (free and clear of all Liens) in accordance with Section 3.1; and

(h)     the names of the holders of the Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Common Shares, the holders of the Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares in accordance with this Section 2.3, and the Purchaser shall be recorded as the registered holder of the Common Shares so transferred and shall be deemed the legal and beneficial owner thereof.

ARTICLE 3
RIGHTS OF DISSENT

3.1     Rights of Dissent

Holders of Common Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the

BCA, as modified by the Interim Order, the Final Order, and this Section 3.1; provided that, notwithstanding Section 242 of the BCA, the written objection to the Arrangement Resolution referred to in Section 242 of the BCA must be received by the Company not later than 2:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f)Schedule A2.3(f) and if they:

(a)     ultimately are entitled to be paid fair value for such Common Shares, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCA and determined as of the close of business on the day before the Effective Date, will be entitled to be paid by the Purchaser the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)     ultimately are not entitled, for any reason, to be paid fair value for such Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be entitled to receive only the Consideration contemplated in Section 2.3(e) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights.

3.2     Recognition of Dissenting Holders

(a)     In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)     For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCA, holders of Common Shares who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Company Shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1     Payment of Consideration

(a)     The Purchaser shall deposit for the benefit of holders of Company Securityholders, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Common Share for this purpose). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)     Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(e), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)     Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable and shall be delivered by the Depositary to the Purchaser or the Company, as applicable.

(d)     As soon as practicable following the Effective Date, the Depositary shall deliver, on behalf of the Company, to each holder of Company Options, as reflected on the register maintained by or on behalf of the Company in respect of the Company's option plan, a cheque representing the cash payment, if any, which such holder is entitled to receive pursuant to Section 2.3(a), less any amounts required to be withheld pursuant to Section 4.3.

(e)     As soon as practicable following the Effective Date, the Depositary shall deliver, on behalf of the Company, to each holder of Company Warrants, as reflected on the register maintained by or on behalf of the Company therefor, a cheque representing the cash payment, if any, which such holder is entitled to receive pursuant to Section 2.3(c), less any amounts required to be withheld pursuant to Section 4.3.

(f)     Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(g)     No holder of Common Shares, Company Options, or Company Warrants shall be entitled to receive any consideration with respect to such Common Shares, Company Options, or Company Warrants other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2     Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3     Withholding Rights

The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4     No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5     Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, Purchaser Parent, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1     Amendments to Plan of Arrangement

(a)     The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser and Purchaser Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Common Shares if and as required by the Court.

(b)     Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser and Purchaser Parent shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)     Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)     Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser or Purchaser Parent, provided that it concerns a matter which, in the reasonable opinion of the Purchaser or Purchaser Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1     Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.     The arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCA") of PNI Digital Media Inc. (the "Company"), as more particularly described and set forth in the management proxy circular (the "Circular") dated ● , 2014 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the "Arrangement Agreement") made as of May 2, 2014 among the Company, Staples, Inc. and Staples Canada Acquisition ULC, is hereby authorized, approved and adopted.

2.     The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "A" to the Circular, is hereby authorized, approved and adopted.

3.     The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.     The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.     Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)     Organization and Qualification.

(a)     The Company is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted.

(b)     True and complete copies of the Constating Documents of the Company and each of its Subsidiaries have been disclosed in the Data Room and no action has been taken to amend or supersede such documents.

(2)     Corporate Authorization.

The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Company of this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Board of the Company Circular, approval by the Company Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)     Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)     Governmental Authorization.

The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the

Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings under the BCA; and (iv) compliance with Securities Laws and the rules and policies of the Exchanges.

(5)     No Conflict / Non-Contravention.

(a)     The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)    contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company;

(ii)     assuming compliance with the matters referred to in (4) above, contravene, conflict with or result in a violation or breach of Law;

(iii)     except as disclosed in Schedule 5 of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract, Lease or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party of by which the Company or any of its Subsidiaries is bound; or

(iv)     result in the creation or imposition of any Lien upon any of the Company's assets or the assets of any of its Subsidiaries.

(6)     Capitalization.

(a)     The authorized capital of the Company consists of an unlimited number of Common Shares. As of the close of business on the date of this Agreement, there were: (i) 41,445,803 Common Shares validly issued and outstanding as full-paid and non-assessable shares of the Company; (ii) 2,485,000 outstanding Company Options providing for the issuance of 2,485,000 Common Shares upon the exercise thereof; and (iii) 427,179 Company Warrants providing for the issuance of 427,179 Common Shares upon the exercise thereof. All of the Common Shares issuable upon the exercise of rights under the Stock Option Plan, including outstanding Company Options, and all of the Common Shares issuable upon exercise of the outstanding Company Warrants, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. Except for rights under the Stock Option Plan, including outstanding Company Options, and outstanding Company Warrants, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, restricted share units, performance share units, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, or the value of which is based on the value of the securities of the Company or any of its Subsidiaries;

(b)     The Company has disclosed in the Data Room: (i) a schedule aggregating all outstanding grants to holders of Company Options and the number, exercise price and expiration dates of each grant to such holders; and (ii) the material terms of the Company Warrants;

(c)     There are no issued, outstanding or authorized:

(i)     obligations to repurchase, redeem or otherwise acquire any securities of the Company or any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries; or

(ii)     notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter; and

(d)     No dividends or distributions on securities of the Company have been declared or authorized since its incorporation.

(7)     Shareholders' and Similar Agreements.

The Company has never been subject to, or affected by, any unanimous shareholders agreement and, other than the Voting Support Agreements, is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)     Subsidiaries.

(a)     The following information with respect to each Subsidiary of the Company is accurately set out in Schedule (8)(A) of the Company Disclosure Letter (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.

(b)     Each Subsidiary is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(c)     The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of the Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or interests owned by the Company in any Subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(9)     Securities Law Matters.

(a)     The Company is a "reporting issuer" under Securities Laws in each of the provinces of British Columbia, Alberta, Ontario and Quebec (the "Reporting Jurisdictions") and is not in default of any material requirements of any Securities Laws. The Common Shares are listed and posted for trading on the Exchanges. The Company is not in default of Securities Laws or the rules or regulations of the Exchanges.

(b)     The Company's common shares are registered under section 12(g) of the U.S. Exchange Act, and the Company is subject to the reporting requirements of section 13(a) of the U.S. Exchange Act, and the rules promulgated thereunder. The Company is in compliance with the applicable listing and other rules and regulations of the OTC Bulletin Board.

(c)     The Company has not taken any action to cease to be a reporting issuer in any of its Reporting Jurisdictions nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(d)     The Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including "documents affecting the rights of securityholders" and "material contracts" required to be filed by Part 12 of National Instrument 51-102 - Continuous Disclosure Obligations). Each of the Company Filings complied as filed with Law in all material respects and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(e)     The Company has provided to the Purchaser true and complete copies of all documents filed with or furnished to a Securities Authority on a confidential basis (including complete copies of any documents redacted for confidentiality or other reasons). There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of the Company Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or the Exchanges.

(10)     Financial Statements.

(a)     The audited consolidated financial statements and the consolidated interim financial statements of the Company (including, in each case, any the notes or schedules to and the auditor's report on such financial statements) included in the Company Filings were prepared in accordance with GAAP, fairly present or shall fairly present, as applicable, in all respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Company and its Subsidiaries as of the dates thereof and for the periods indicated therein.

(b)     There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(11)     Disclosure Controls and Internal Control over Financial Reporting.

(a)     The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports and other filings under applicable Securities Laws is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)     There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings or used in the U.S. Exchange Act) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(c)     None of the Company, any of its Subsidiaries or, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)     No Undisclosed Liabilities.

(a)     There are no liabilities of the type required to be disclosed in the liabilities column of a statement of financial position prepared in accordance with GAAP, other than liabilities or obligations: (i) disclosed in the Company Filings; (ii) incurred in the Ordinary Course; or (iii) incurred in connection with this Agreement.

(b)     The principal amount of indebtedness of the Company and its Subsidiaries is comprised of the Leases of the Company's premises, leases of Dell equipment and the Company's revolving line of credit with the Royal Bank of Canada, as disclosed in the Data Room.

(13)     Non-Arm's Length Transactions.

Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and director's fees or the reimbursement of Ordinary Course expenses). Except as set forth in Schedule (13) of the Company Disclosure Letter, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(14)     No "Collateral Benefit".

To the knowledge of the Company, no related party of the Company (within the meaning of Multilateral Instrument 61-101 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for Kyle Hall and Robert Chase and related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(15)     Absence of Certain Changes or Events.

Since December 31, 2013, other than the transactions contemplated in this Agreement, the Business of the Company and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect.

(16)     Ordinary Course.

(a)     Since December 31, 2013:

(i)     the Company and each of its Subsidiaries has conducted their respective business only in the Ordinary Course;

(ii)     there has not been any change in the accounting practices used by the Company and its Subsidiaries;

(iii)     except as publicly disclosed in the Company's information circular dated February 25, 2014, and for Ordinary Course adjustments to employees and officers of the Company, or as described in this Agreement of the Plan of Arrangement, there has not been any increase in the salary, bonus, or other remuneration payable to any employees or officers of the Company or its Subsidiaries or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under the Stock Option Plan, any restricted stock, deferred compensation or other compensation award of any officer of the Company or any of its Subsidiaries;

(iv)     there has not been any redemption, repurchase or other acquisition of Common Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares;

(v)     there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course;

(vi)     there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course; and

(vii)     there has not been any satisfaction or settlement of any claims or liabilities that were not reflected in the Company's audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course.

(17)     Financial Information.

No forecast, budget or projection provided by or on behalf of the Company to the Purchaser contains any Misrepresentation and such forecasts, budgets and projections were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business of the Company.

(18)     Compliance with Laws.

To the Company's knowledge, the operations of the Company and each of its Subsidiaries are, and have been since January 1, 2011, in compliance with Law. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any of their respective officers or directors, has been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(19)     Authorizations and Licenses.

(a)     The Company or its Subsidiaries, as applicable, has obtained and is in compliance with all Authorizations that are required by Law necessary to conduct in connection with the operation of the Business, or in connection with the ownership, operation or use of the assets of the Company or any of its Subsidiaries.

(b)     Each Authorization is renewable by its terms or in the Ordinary Course of business without the need for the Company to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(20)     Opinion of Financial Advisors.

The Board has received the Fairness Opinion. A true and complete copy of the engagement letter between the Company and Cantor Fitzgerald Canada Corporation has been disclosed in the Data Room and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to Cantor Fitzgerald Canada Corporation.

(21)     Finders' Fees.

Except for the engagement letter between the Company and Cantor Fitzgerald Canada Corporation and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement or any other transaction contemplated by this Agreement.

(22)     Board and Special Committee Approval.

(a)     The Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Board approve the Arrangement and that the Company Shareholders vote in favour of the Arrangement Resolution.

(b)     The Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company and its shareholders; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(c)     Each of the directors and executive officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

(23)     Material Contracts.

(a)     Schedule (23) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Data Room.

(b)     Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors' rights generally, and to general principles of equity) and is the product of arm's length negotiations between each of the parties to such Material Contracts.

(c)     The Company and each of its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is, in a material respect, in breach or default under any Material Contract.

(d)     None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party to a Material Contract.

(e)     The Company has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, no such action has been threatened.

(24)     Real Property.

(a)     Each lease, sublease, license, occupancy or services agreement for real or immovable property leased, subleased, licensed or occupied by the Company or its Subsidiaries (the "Leased Properties") is valid, legally binding and enforceable against the Company or its Subsidiary, as applicable, (and to the knowledge of the Company or its Subsidiary, the other parties thereto) in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been disclosed in the Data Room, and none of the Company or any of its Subsidiaries is in breach of, or default under, such lease, sublease, license or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder.

(b)     No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof.

(c)     None of the leases, subleases, licenses or occupancy agreements has been assigned by the Company or any of its Subsidiaries in favour of any Person or sublet or sublicensed.

(25)     Personal Property.

The Company and/or its Subsidiaries have good title to all material personal or movable property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal or movable property leased by and to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable.

(26)     Intellectual Property.

(a)     Schedule (26) of the Company Disclosure Letter includes a complete and accurate list of the particulars of all material Business IP, including (i) all material Owned IP, (ii) all registrations and applications for registration of any Owned IP, and (iii) all Licensed IP other than off-the-shelf Software. All of the Company's and its Subsidiaries' Owned IP which has been registered or applied for has been properly maintained and renewed in accordance with all applicable Laws and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Intellectual Property.

(b)     the Company and/or its Subsidiaries own, or have obtained licences that to its knowledge are valid and enforceable for, or other rights to use, the Intellectual Property that is used in, or necessary for the conduct of, their respective Businesses except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect.

(c)     the Company has no knowledge that the Company or any Subsidiary lacks or will be unable to obtain any rights or licenses to use all Intellectual Property necessary and material for the conduct of the Business of the Company and/or its Subsidiaries (including the commercialization of the Company's products and services candidates).

(d)     the Company has no knowledge of third parties who have rights to any Owned IP, except for any licenses of use granted by the Company and/or any Subsidiary therein.

(e)     there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of, or the Company's or any Subsidiary's rights in or to any Owned IP or the Company's or any Subsidiary's rights in or to, any Licenced IP. The Company has no knowledge of any facts which form a reasonable basis for any such claim, and to the Company's knowledge, there has been no finding of unenforceability or invalidity of the Business IP. To the Company's knowledge, there is no pending or threatened action, suit, proceeding or claim challenging the validity or enforceability of any Licenced IP. To the best of the Company's knowledge, there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Owned IP. To the best of the Company's knowledge, there is no prior art that necessarily renders any patent application owned by the Company or any Subsidiary unpatentable that has not been disclosed to the US Patent and Trademark Office or any similar office in Canada or any other jurisdiction.

(f)     other than Licensed IP, the Company and/or its Subsidiaries are the legal and beneficial owners of, have good and marketable title to, and own all right, title and interest (other than licenses thereto granted in the Ordinary Course) in all Business IP, free and clear of all Encumbrances or adverse interests whatsoever, covenants, conditions, options to purchase and restrictions or other adverse claims of any kind or nature which could, individually or in the aggregate, have a Material Adverse Effect, and the Company has no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Owned IP and none of the Owned IP comprises an improvement to Licensed IP that would give any person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property.

(g)     neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging the ownership or right to use of any of the Owned IP or suggesting that any other Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any Person other than the Company and its Subsidiaries have any claim of legal or beneficial ownership or other claim or interest in any of the Owned IP.

(h)     all applications for registration of any Owned IP have been properly filed and have been pursued by the Company and its Subsidiaries in the Ordinary Course, and neither the Company nor any Subsidiary has received any notice (whether written, oral or otherwise) indicating that any application for registration of the Owned IP has been finally rejected or denied by the applicable reviewing authority except for any rejection or denial that would not, individually or in the aggregate, have a Material Adverse Effect.

(i)     to the Company's knowledge, the conduct of the Business of the Company and its Subsidiaries (including, without limitation, the sale of their respective products and services, or the use or other exploitation of the Owned IP by the Company, its Subsidiaries or any customers, distributors or other licensees thereof) has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any Person. For the avoidance of doubt, the phrase "reasonable inquiry regarding the relevant matter" shall not be interpreted as requiring any new search of any patent register, but shall require a review of any and all patent opinions obtained by Company and/or its Subsidiaries prior to the Effective Date. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company or any Subsidiary infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company's or any Subsidiary's products or services under development) any Intellectual Property of others, and the Company has no knowledge of any facts which form a reasonable basis for any such claim.

(j)     the completion of the Arrangement and the continued operation of the business of the Company and its Subsidiaries will not violate or breach the terms of any Intellectual Property license, or entitle any other party to any such Intellectual Property license to terminate or modify it, or otherwise adversely affect the Company's and/or its Subsidiaries' rights under it.

(k)     to the best of the Company's knowledge, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company and/or any Subsidiary in or to the Business IP.

(l)     the Company has entered into written agreements that, to its knowledge, are valid and enforceable pursuant to which the Company has been granted all material licenses and permissions to use, reproduce, sub-license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate any aspects of the Business of the Company and its Subsidiaries currently conducted (including, if required, the right to incorporate such Licensed IP into the Owned IP).

(m)     all material license agreements in respect to Licensed IP are in full force and effect and none of the Company, any Subsidiary or to the best of the Company's knowledge, any other Person, is in default of its obligations thereunder except for any default which is immaterial.

(n)     to the extent that any of the Owned IP is licensed or Business IP is disclosed to any Person or any Person has access to such Intellectual Property (including but not limited to any employee, officer, shareholder, consultant, systems-integrator, distributor or other customer of the Company or any of its Subsidiaries), the Company has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure or transfer of such Intellectual Property by such person.

(o)     other than such agreements that have expired in accordance with their respective terms, all agreements referred to in (26)(n) are in full force and effect and none of the Company, any Subsidiary or, to the Company's knowledge, any other Person, is in default of such prohibitions described in (26)(n) (except for any such default that is immaterial).

(p)     All current and former employees and consultants of the Company and/or its Subsidiaries whose duties or responsibilities relate to the creation, handling, use, access, improvement, development, or licensing of confidential information or Intellectual Property of the Company and/or its Subsidiaries have entered into confidentiality, intellectual property assignment and proprietary information agreements with and in favour of Company and/or its Subsidiaries. Each such Person has waived its non-assignable rights (including moral rights) to any Intellectual Property created by it on behalf of the Company and/or its Subsidiaries.

(27)     Software.

(a)     The Data Room contains a complete list of Software owned by, licensed to or used by the Company and/or its Subsidiaries, identifying whether such Software is (i) owned by the Company or any of its Subsidiaries, (ii) customized for the Company and/or its Subsidiaries, the object code and Source Code of which are licensed for use by the Company and/or its Subsidiaries, (iii) customized for the Company and/or its Subsidiaries, only the object code of which is licensed for the Company and/or its Subsidiaries, or (iv) off-the-shelf Software. The foregoing list does not include (1) off-the-shelf Software where the aggregate licensing cost of such off-the-shelf software as used by the Company and/or its Subsidiaries is less than $10,000, (2) Software belonging to other Persons that is embedded into, or shipped with, hardware as delivered by the manufacturer, or (3) upgrades or updates thereto. For greater certainty, as used in this Agreement, "off-the-shelf Software" means Software that is readily available on commercial terms for purchase and/or download by its manufacturer or at retail outlets. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that the Software is free from any undisclosed program routine, device or other feature, including viruses, worms, bugs, time locks, Trojan horses or back doors, in each case that is designed to delete, disable, deactivate, interfere with or otherwise harm such Software, and any virus or other intentionally created, undocumented contaminant that may, or may be used to, access, modify, delete, damage or disable any hardware, system or data ("Contaminants").

(b)     The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that information technology systems used in connection with the operation of the Company and its Subsidiaries are free from Contaminants. The Company and its Subsidiaries have taken all commercially reasonable steps to safeguard the information technology systems utilized in the operation of the business of the Company and its Subsidiaries, as it is currently conducted. To the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems. The Company and its Subsidiaries have implemented commercially reasonable security patches or upgrades that are generally available to the Company and its Subsidiaries for the Company's and its Subsidiaries' information technology systems where, in the Company's reasonable judgement, such patches or upgrades are required.

(c)     The Company and its Subsidiaries have taken those actions reasonably necessary and customary in the software industry to document the Owned IP that is Software and its operation, such that the Owned IP that is Software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.

(d)     none of the Software owned by, licensed to or used by the Company and/or its Subsidiaries contains any open source, "copyleft" or community source code, including any libraries or code licensed under the GNU General Public License or any other license agreement or arrangement obliging the Company and/or its Subsidiaries to make Source Code publicly available.

(e)     Schedule (27) the Company Disclosure Letter contains a complete list of all interruptions in the technology support of the Company and its Subsidiaries which resulted in a material payment obligation under contractual service level arrangements that have occurred in the past two years and a description of the source and the Company's and the Subsidiaries' responses to such interruptions, as applicable.

(f)     The Company does not currently have any Source Code deposited with an escrow agent.

(28)     Litigation.

(a)     There is no claim, action, inquiry, proceeding or investigation in effect or ongoing or pending or threatened against or relating to the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their respective current or former properties or assets.

(b)     There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, threatened against or relating to the Company any of its Subsidiaries before any Governmental Entity.

(c)     Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(29)     Environmental Matters.

(a)     No written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)     The Company and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws; and (iii) the operations of the Company and each of its Subsidiaries are in compliance in all respects with the terms of Environmental Laws.

(30)     Employees.

(a)     The Data Room contains a true and complete list of all Company Employees (without showing names or employee numbers) with an annual aggregate compensation in excess of $100,000, including their respective location, hire date and cumulative length of service, position, compensation (including but not limited to salary, bonus and commissions), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are subject to a written employment Contract as well as a list of all former Company Employees that had an annual aggregate compensation in excess of $100,000 to whom the Company or any of its Subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations.

(b)     Each independent contractor of the Company has been properly classified as an independent contractor and neither the Company nor any Subsidiary has received any notice from any Governmental Entity disputing such classification.

(c)     All written Contracts in relation to the top 7 compensated Company Employees paid in respect of the year ended December 31, 2013 have been disclosed in Schedule (30) to the Company Disclosure Letter. No such employee has indicated to the Company or its Subsidiaries that he or she intends to resign, retire or terminate his or her engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise.

(d)     The Company and its Subsidiaries are in material compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such Law and there is no basis for such claim.

(e)     The Company has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, threatened against the Company.

(f)     All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Company or of the applicable Subsidiary.

(g)     Except as disclosed in Schedule (30) of the Company Disclosure Letter, no Company Employee has any Contract in relation to any employee's termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(h)     there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any

Subsidiary has been reassessed in any respect under such legislation during the past three years and, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may adversely affect the Company or any Subsidiary's accident cost experience.

(i)     The Company has disclosed in the Data Room all orders and inspection reports under applicable occupational health and safety legislation ("OHSA"). The Company has complied in all material respects with any orders issued under OHSA, there are no appeals of any orders under OHSA currently outstanding, and there are no charges pending under such legislation.

(31)     Collective Agreements.

(a)     There is no collective agreement in force with respect to the Company Employees nor is there any Contract with any employee association in respect of the Company Employees.

(b)     There are no outstanding labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Company Employees.

(c)     There are no threatened or pending union organizing activities involving any Company Employee. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, threatened against the Company and no such event has occurred within the last three (3) years.

(d)     None of the Company or any of its Subsidiaries has engaged in any lay-off activities within the past two (2) years that would violate or in any way subject the Company or any of its Subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards Law or other Laws.

(e)     There are no outstanding labour tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any Company Employees not already covered by a Collective Agreement.

(f)     No trade union has applied to have the Company or any of its Subsidiaries declared a common, related or successor employer pursuant to the Labour Relations Code (British Columbia) or any similar legislation in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

(g)     All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the books and records of the Company.

(32)     Employee Plans.

(a)     Schedule (32) of the Company Disclosure Letter lists, describes and appends all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other employee or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability (collectively, the "Employee Plans"). There are no other bonus, pension or deferred compensation plans available for officers, directors or employees that have not been disclosed in the Data Room.

(b)     The Company has disclosed in the Data Room true, correct and complete copies of all the Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons.

(c)     Each Employee Plan is and has been established, registered, qualified and, in all material respects, administered in accordance with Law, and in accordance with their terms, the terms of the material documents that support such Employee Plan and the terms of agreements between the Company and/or any of the Subsidiaries, as the case may be, and their respective employees and former employees who are members of, or beneficiaries under, the Employee Plan. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(d)     All current obligations of the Company or any of its Subsidiaries regarding the Employee Plans have been satisfied. All contributions, premiums or taxes required to be made or paid by the Company or any of its Subsidiaries, as the case may be, under the terms of each Employee Plan or by Law in respect of the Employee Plans have been made in a timely fashion in accordance with Law in all respects and in accordance with the terms of the applicable Employee Plan. No currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its Subsidiaries from any applicable Governmental Entity in respect of any Employee Plan that is a pension or retirement plan.

(e)     No Employee Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.

(f)     No event has occurred regarding any Employee Plan that would entitle any Person (without the consent of the Company) to wind-up or terminate any Employee Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof.

(g)     The Company has not received any payments of surplus out of any Employee Plan and there have been no improper withdrawals or transfers of assets from any Employee Plan.

(h)     There are no unfunded liabilities in respect of any Employee Plan that is a registered pension plan (as defined under the Tax Act), including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.

(i)     No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement. The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(j)     None of the Employee Plans (other than pension plans and the Stock Option Plan) provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependants of retired employees.

(k)     No provision of any Employee Plan or of any agreement, and no act or omission of the Company, in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(l)     None of the Employee Plans enjoy any special tax status under Law, nor have any advance tax rulings been sought or received in respect of any Employee Plan.

(m)     All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and Law is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(n)     The Company does not and has never sponsored or participated in a defined benefit pension plan.

(33)     Insurance.

(a)     Policies of insurance are in force as of the date hereof naming the Company or one or more of its Subsidiaries as an insured that adequately cover all reasonable risks as are customarily covered by companies in the industries in which the Company and its Subsidiaries operate. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither the Company nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)     The Data Room contains a correct and complete list of insurance policies which are maintained by the Company setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. The Company has disclosed in the Data Room, true, correct and complete copies of all such policies, bonds or binders in effect on the date of this Agreement (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

(c)     The limits contained within such policies have not been exhausted or significantly diminished.

(d)     The Company has made available a complete and accurate claims history for the Company during the past three (3) years, together with a statement of the aggregate amount of claims paid out, and claims pending.

(e)      There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(f)     To the best of the Company's knowledge, there are no state of facts, events, developments, occurrences or circumstances in respect of which any Person could make a claim under any insurance policy or which could give rise, currently or in the future, to a claim not covered under any of the Company's insurance policies.

(34)     Taxes.

(a)     The Company and its Subsidiaries have paid all Taxes, including any instalments in respect thereof, which are due and payable within the time required by Law, and has paid all assessments and reassessments it has received in respect of Taxes. The Company and its Subsidiaries have made full and adequate provision in the books and records of the Company and its Subsidiaries and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. The Company and its Subsidiaries have not received any refund of Taxes to which it is not entitled.

(b)     The liability for Taxes of the Company and its Subsidiaries has been assessed by all relevant Governmental Entities for all periods up to and including September 30, 2012.

(c)     The Company and its Subsidiaries have filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of the Company and the Subsidiaries for the periods covered thereby.

(d)     There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or its Subsidiaries. The Company and its Subsidiaries have not received a ruling from any Governmental Entity in respect of Taxes or signed an agreement in respect of Taxes with any Governmental Entity and, without limiting the generality of the foregoing, the Company and its Subsidiaries are not a party to or bound by any obligation under any Tax sharing or allocation agreement or similar contract or arrangement (whether or not written) nor does the Company nor its Subsidiaries owe any amount under any such agreement.

(e)     There are no claims, actions, suits, audits, proceedings, investigations or other action current, pending or threatened against the Company or its Subsidiaries in respect of Taxes and, to the knowledge of the Company and the Subsidiaries, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Company or its Subsidiaries by a Governmental Entity for any period ending on or prior to the Effective Date. The Company and its Subsidiaries are not negotiating any final or draft assessment or reassessment in respect to Taxes with any Governmental Entity and the Company and its Subsidiaries have not received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Effective Date. There are no facts of which the Company or its Subsidiaries are aware which would constitute grounds for assessment or reassessment of Taxes payable by the Company or its Subsidiaries for any period ending on or prior to the Effective Date. The Company and its Subsidiaries are not aware of any contingent liabilities of the Company or its Subsidiaries for Taxes or any grounds for an assessment or reassessment of Taxes including, without limitation, the treatment of income, expenses, credits or other claims for deduction under any Tax Return.

(f)     The Company and its Subsidiaries have withheld and collected all amounts required by Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any Law.

(g)     There are no circumstances existing which could result in the application to the Company of sections 17, 79, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable law of any province or territory of Canada.

(h)     The Company has not incurred any deductible outlay or expense owing to a Person not dealing at arm's length (for purposes of the Tax Act) with the Company the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in the Company's income for Canadian income tax purposes, as the case may be, for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the Tax Act or any analogous provision of any comparable law of any province or territory of Canada.

(i)     The Company and its Subsidiaries are not subject to any liability for Taxes of any other Person, including any liability under United States Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law.

(j)     The Company and its Subsidiaries are not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

(k)     No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or its Subsidiaries are or may be subject to Tax by that jurisdiction.

(l)     The total fair market value of all the shares that are held directly or indirectly by the Company and which are shares of foreign affiliates of the Company do not exceed 75% of the total fair market value (determined without reference to debt obligations of any corporation resident in Canada within the meaning of the Tax Act which the Company has a direct or indirect interest) of all the properties owned by the Company.

(m)     Neither the Company nor any of its Subsidiaries has ever been a party to a "reportable transaction" within the meaning of United States Treasury Regulation Section 1.6011-4(b).

(n)     Neither the Company nor any of its Subsidiaries is a United States real property holding corporation within the meaning of Section 897(c) of the Code.

(o)     Except as otherwise listed in the disclosure schedules attached hereto, the Company and its Subsidiaries have not made any United States federal or state tax elections.

(p)     Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (ii) prepaid amount or deferred revenue received on or prior to the Closing Date, (iii) election under Section 108(i) of the Code made to defer recognition of cancellation of indebtedness income or (vii) cancellation of indebtedness income arising on or prior to the Closing Date.

(35)     Full Disclosure.

The Company has made available to the Purchaser all information concerning the Company, its Subsidiaries and their respective businesses through SEDAR, information disclosed in the Data Room or the Company Disclosure Letter and all such information as made available to the Purchaser is accurate, true and correct in all material respects. To the extent that any such information provided to the Purchaser is no longer accurate in any material respect since the date posted on SEDAR, disclosed in the Data Room or provided to the Purchaser, as the case may be, such information is no longer relevant or material to the Company or additional information has been posted on SEDAR, disclosed in the Data Room or provided to the Purchaser which supersedes or replaces such information.

(36)     Title to the Assets.

The Company and its Subsidiaries own (with good title) all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that they purport to own including all the properties and assets reflected as being owned by the Company or its Subsidiaries in its financial books and records. The Company or its Subsidiaries have legal and beneficial ownership of such assets free and clear of all Liens, except for Permitted Liens. No other Person owns any property or assets which are being used in the business of the Company or its Subsidiaries except for the Leased Properties, the personal property leased by the Company pursuant to the Material Contracts and the Intellectual Property licensed to the Company and/or its Subsidiaries and disclosed in Schedules (26) and (27) of the Company Disclosure Letter.

(37)     Condition of Tangible Assets.

The buildings, plants, structures, vehicles, equipment, technology and communications hardware and other tangible personal property of the Company are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, plants, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(38)     Investment Canada, Size of Assets/Revenues.

(a)     Neither the Company nor any of its Subsidiaries provide any of the services, or engage in any of the activities of a "cultural business" within the meaning of the Investment Canada Act.

(b)     The value of the assets of the Company and the enterprise value of the Company, calculated in accordance with the Investment Canada Act, are each less than the applicable amount at which an application for review pursuant to Part IV of the Investment Canada Act would be required in respect of the Arrangement.

(c)     Each of (A) the total value of the Company's assets in Canada plus the assets in Canada that are owned by corporations that are controlled by the Company; and (B) the gross revenues from sales in or from Canada generated from the assets referred to in (A) above; are less than $70 million.

(39)     Customers and Suppliers.

Schedule (39) of the Company Disclosure Letter is a true and correct list setting forth the ten largest customers and the ten largest suppliers of the Company by dollar amount for the period from October 1, 2013 to February 28, 2014. The Company has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Company will not continue after the Effective Date in substantially the same manner as prior to the date of this Agreement.

(40)     Product Warranties.

Except as provided for in Contracts included in the Data Room, there are no liabilities or obligations, including product liability, product warranty or service warranty liabilities and obligations, in respect of any products or services manufactured, constructed, installed, shipped, distributed, sold or provided by the Company in connection with the Business prior to the Effective Date, and there are not matters, facts, circumstances or events known to the Company as of the Effective Date which will give rise to such liabilities or obligations after the Effective Date.

(41)     Privacy.

The Company has a written privacy policy, provided in the Data Room, which governs the collection, use and disclosure of personal information and the Company is in compliance in all respects with such policy.

(42)     Bank Accounts and Powers of Attorney.

(a)     Schedule (42) of the Company Disclosure Letter is a correct and complete list showing (i) the name of each bank in which the Company or any of its Subsidiaries has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (ii) the names of all Persons holding powers of attorney from the Company or its Subsidiaries. True and complete of the powers of attorney have been disclosed in the Data Room. There are no Persons holding a power of attorney from the Company or any of its Subsidiaries which is in force.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF
PURCHASER PARENT AND THE PURCHASER

(a)      Corporate Existence and Power. Each of Purchaser Parent and the Purchaser is an entity existing and in good standing under the laws of the jurisdiction of its formation

(b)    Corporate Authorization. Each of Purchaser Parent and the Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by each of Purchaser Parent and the Purchaser of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of each of Purchaser Parent and the Purchaser and no other corporate proceedings on the part of the Purchaser or Purchaser Parent are necessary to authorize this Agreement.

(c)     Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of Purchaser Parent and the Purchaser, and constitutes a legal, valid and binding agreement of each of Purchaser Parent and the Purchaser, enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)     Governmental Authorization. The execution, delivery and performance by Purchaser Parent and the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings under the BCA; and (v) compliance with Securities Laws and stock exchange rules and policies.

(e)     Non-Contravention. The execution, delivery and performance by each of Purchaser Parent and the Purchaser of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)     contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser or Purchaser Parent; or

(ii)     contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser or Purchaser Parent to consummate the Arrangement and the transactions contemplated hereby.

(f)     Security Ownership. The Purchaser does not own beneficially own any securities of the Company or any of its affiliates.

(g)     Funds Available. The Purchaser Parent and the Purchaser have sufficient cash on hand or committed under credit facilities to consummate the transactions and assume the obligations contemplated by this Agreement, including for the payment of the aggregate Consideration under the terms of this Agreement and the Plan of Arrangement.

(h)     Investment Canada. Purchaser Parent and the Purchaser are each a "WTO Investor" for the purposes of the Investment Canada Act.